INVEST IN **THE BREAKFAST**

OFFLINE SOCIAL NETWORK. BUILT FOR A WORLD TIRED OF SCREENS AND HUNGRY FOR REAL CONNECTION.



Meet new interesting people
over breakfast

thebreakfast.app New York, NY

Highlights

1. Pilot Phase results: 6.5x revenue growth in 2 years ($45K → $169K → $300K), $600K+ total revenue
2. Product validated: 34 cities / 20 countries with 100K+ global registrations
3. Growth Phase target: $7.2M in projected ARR within 18 months (not guaranteed)
4. Investments: $850K+ raised — half of investors were members before investing
5. Lean team: just 6 people building and scaling
6. Unit economics: 10 of 34 cities have positive unit economics
7. Technology: BRIOCHE — proprietary matchmaking & moderation AI
8. Market size: $100B+ TAM in real-life connection

Featured Investors



Shalva Bukia in Follow
Syndicate Lead

Invested $150,000

"I'm one of early users of The Breakfast - and was instantly hooked about the idea. The Breakfast is on the mission to bring back human connection - the very thing that was promised by social networks, and the very thing we are losing because of it. The simple facts of life happen to be the most important and The Breakfast is a bold statement. There is huge opportunity for this kind

of social network and I believe the timing is right. The Breakfast is in ideal position with a steady growth rates, and most importantly the right team."



Goodwater Capital in Follow   Invested $25,000 ⓘ
Notable Investor

Barrett Parkman, Vice President, Portfolio Services and Genesis Seed Program
"At Goodwater Capital, we back consumer products that measurably improve everyday life. The Breakfast stood out for turning online intent into real-world connection. In a category where most social platforms correlate with greater isolation, this team is building the opposite: simple, repeatable in-person community. We're excited to support that mission."



SID Venture Partners in Follow   Invested $100,000 ⓘ

Dmytro Vartanian, General Managing Partner
"We are proud to be one of the early backers of The Breakfast. The team is solving a real problem - authentic local connection in our increasingly digital world - and their progress proves it. Seeing them scale to 30+ cities shows they're on the way to find product-market fit in a massive, underserved market, with great potential ahead."



Vitaliy Goncharuk in Follow   Invested $25,000 ⓘ

"The Breakfast is building the next great social network, one that happens offline. I'm excited to back a team rethinking how people connect. The company is tapping into a massive global need for genuine human connection, and their early traction shows how big this can get. I've personally met incredible people through The Breakfast, and that's what convinced me of how powerful this idea is. Supporting this team was an easy decision."



Katya Gratcheva in Follow   Invested $25,000 ⓘ

"My personal experience with Breakfast has been transformational on many levels, from helping me build community in a new country to discovering unique resources that support me in my life transition. I'm proud to support a team that is working tirelessly to bring authentic connection to today's fragmented and highly polarized world. Having experienced Breakfast's powerful impact firsthand, investing in it felt like a conscious, meaningful decision—a way for me to contribute to strengthening the social fabric of today for a better tomorrow"



Jenya Papania in Follow   Invested $20,000 ⓘ

"I am supporting The Breakfast because I believe in its mission and the team behind it. They are addressing a real challenge, with strong momentum and a loyal community already behind them. Having witnessed their journey from the beginning, I can say the founders' drive and commitment are exceptional, and that is what will make The Breakfast succeed."

Our Team



Eteri Saneblidze CEO

5x founder, 1 exit, 15+ years building consumer companies, from curated e-commerce to a DTC brand. Experienced in going from 0 to scaling products globally.



Lisa Oreshkina CPO

3x founder, 1 exit, product leader with 15+ years in design and product management. Built SaaS, social, and subscription platforms. Expert in user experience and social graph system design.



Roman Skvirskyi CTO

Ex-Grammarly engineering leader, 10+ years in high-load systems, full-stack development. Launched and scaled 10+ teams, with deep experience in building and managing high-performance engineering organizations.

The Breakfast



Meeting new people used to be natural. In the modern world, *it's a problem to solve.*



ISOLATION	DISCONNECTION	LONELINESS
92M+ remote workers by 2030	**50M+** recent relocators	**1 in 6** feel lonely globally

The world is tired of screens and searching for *real connection*

People Are Searching For Friends



People Are Searching For Friends

Google Search Volume for _____ [Indexed, United States]

"how to meet people"

"meet new people"

"where to make friends"

"feel lonely"

CHARTR   Source: Google Trends | Note: Y-axes are NOT comparable

Nearly a third of Gen Z said technology is making them lonelier — and it's making many spend more

Noah Sheidlower   Dec 19, 2023, 11:05 AM WET

↪ Share | 🔖 Save | 📱 Read in app

Georgijevic/Getty Images

- Around 29% of Gen Z respondents to a recent survey said technology is making them lonelier.

Almost a Quarter of the World Feels Lonely

BY ELLYN MAESE

Nearly one in four people worldwide -- which translates into more than a billion people -- feel very or fairly lonely, according to a recent Meta-Gallup survey of more than

The next billion-dollar social network isn't online.
It's at your local cafe.

Cafes are the new town square for conversations, remote work, and community

$100B+

TAM for real-life connection

150M+
adults seeking friendships & community

65M+
singles looking for organic dating alternatives

50M+
recent relocators

100M+
remote & hybrid workers




+13.7% YoY

Global breakfast-out market growth



300M+
people searching
for real-life connection



Breakfast is the world's fastest-growing meal occasion, growing 2.4× faster than dinner.

The Breakfast connects you with interesting people to meet and talk *over breakfast*

Not dating or networking. Just breakfast.



Why breakfast works best

No pressure
Just breakfast, not a date or business meeting

Time-boxed
A natural end when people head to work or their day

Cheaper
Can be just coffee and pastries

Clear intentions
Casual, friendly connection from the start

No regrets
No one ever regrets having breakfast and coffee

We turn human connection into *a daily morning ritual*



9:41
BREAKFASTS
37
DISCOVERY
6
Are you open to having breakfast?
New York
bre akf ast
JOIN THIS CHANCING ROUND!
CHANCING HAPPENS AT 11:00 AM
YOUR CHANCE #18
Meet Lucas, your chance!
This chance expires in 22:19:47
Chats
Notifications
You

Every morning at 11 AM,
you get *a chance* —
one introduction
to an interesting person.

Say yes within 24 hours to open the chat and start planning your breakfast.

Our mission is to rebuild the

social infrastructure *for human connection in the modern world*

The principles of the first
offline social network:



1. **Physical proximity**
We connect you with people nearby, not those dominating your feed.

2. **Global belonging**
We make every city feel like home, wherever you are.

3. **Healthy metrics**
We measure success in breakfasts and conversations,
not likes and follows.

4. **Technology as bridge**
We use technology to get you offline as quickly as possible.

5. **Serendipity by design**
We create a space free from expectations — a chance for
anything to happen.

And it's working!

Our pilot validated the model:
100,000 registrations
34 cities launched



$600K+
revenue generated

17.5K+
paid members

53K+
global members

300K+
chances
(introductions) created

30K+
in-person breakfasts
completed

47K+
global waitlist

10K+ breakfast places marked
as favorites by our members. A unique
foundation for *discovery, partnerships,
and future monetization.*





Building a social app people love is hard.
We've done it.

Average social app M1 retention	The Breakfast M1 retention
3%	**75–85%**
Most social apps lose nearly all their users after the first month.	Our members return month after month.
	Retention grows with local density — clear proof of network effects.

This traction is built on a simple business model:
paid memberships

Pricing is tailored by country to fit local markets